Ann M. Sardini

Chief Financial Officer

Email: SardiniA@weight-watchers.com

April 11, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

450 Fifth Street, NW

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Re:	Weight Watchers International, Inc.

Form 10-K for the fiscal year ended December 30, 2006

File No. 1-16769

Ladies and Gentlemen:

This letter sets forth below the detailed responses of Weight Watchers International, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated March 28, 2007 with respect to the Company’s above referenced Form 10-K (the “2006 10-K”). In responding to the Staff’s comments, we have included the original comments from your letter, followed by our response. This letter has been filed with the Commission as correspondence through EDGAR.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filing. Please feel free to call me at the telephone number provided at the end of this letter.

Weight Watchers International, Inc. – 11 Madison Avenue, 17th Fl., New York, New York 10010 – Phone 212.817-2709 – Fax 212.589-2601

U.S. Securities and Exchange Commission

April 11, 2007

Note 4 – Goodwill and Other Intangible Assets, page F-16

1.	For your franchise rights acquired, identify your units of accounting and tell us how these units of accounting were determined under EITF 02-7.

The Company has concluded, in accordance with EITF 02-7, that the unit of accounting for each franchise right acquired is the geographic market corresponding to the acquired franchise. Accordingly, aside from the franchise rights acquired in the geographic market corresponding to the Company’s North American operations (“NACO”), the Company does not combine any of its franchise rights acquired into a single unit of accounting. The Company considered the following indicators, as discussed in EITF 02-7, in reaching its conclusion that its franchise rights acquired, aside from those rights acquired in the NACO market, should not be combined as a single unit of accounting:

•

Each franchise right acquired generates cash flows that are not impacted by the cash flows generated by the franchise rights acquired in other geographic markets. In addition, discrete financial information, including cash flows and profit and loss information, is available for each market.

•	The franchise rights acquired are used exclusively by separate Statement 144 asset groups.

•

The marketing strategy is tailored to each geographic market. In addition, program innovations are generally developed for each individual market and those innovations are generally introduced based upon local market specific timing.

•	The operations of each geographic market are managed separately by a local general manager and management team.

•	If sold, the Company would most likely sell each franchise right acquired separately.

With regard to the franchise rights acquired in the NACO market, the Company determined that those rights should be combined as a single unit of accounting. The Company makes this determination because, following acquisition, the acquired territories are fully integrated into NACO and thus lose their separate identity, as further supported by the following indicators, as discussed in EITF 02-7:

•	Cash flows and profit and loss information are not available at any level below the NACO market level.

•	The franchise rights acquired are used exclusively by the same Statement 144 asset group (i.e. NACO).

Weight Watchers International, Inc. – 11 Madison Avenue, 17th Fl., New York, New York 10010 – Phone 212.817-2709 – Fax 212.589-2601

U.S. Securities and Exchange Commission

April 11, 2007

•	The NACO market is managed as a single market centrally by the Executive Vice President, North America as well as a dedicated management team.

•

There is generally a single marketing strategy for the NACO market in order to provide a consistent message to consumers. Further, operations in the NACO market share, among other things, a common supply chain, customer service system, training staff and methodology, payroll, human resources and product offerings. In addition, program innovations are generally developed and introduced simultaneously across the NACO market.

•	Had the franchise rights been acquired in a single transaction, they would have been recorded as one asset.

•	The Company has no current intention of separately selling any of its franchise rights acquired for the NACO market.

Note 14 – Commitments and Contingencies, page F-28

2.	Please disclose the estimate of the possible loss or range of loss or state that such an estimate cannot be made under paragraph 10 of SFAS 5.

At December 30, 2006, our fiscal year end, we had accrued $11,894,967 as a contingent liability with respect to a recent determination by Her Majesty’s Revenue and Customs (“HMRC”) that, from April 1, 2005, Weight Watchers meetings in the United Kingdom are a single supply of a weight loss program, resulting in meetings fees being fully subject to 17.5% standard rated value added tax (“VAT”). Prior to this determination and for over a decade, Weight Watchers meetings were determined by HMRC to be a mixed supply of zero rated printed materials and standard rated support services, resulting in Weight Watchers meeting fees only being partially subject to 17.5% VAT. The portion of the meetings fees not subject to 17.5% VAT has varied over time, historically being 40% not subject to 17.5% VAT, although HMRC had recently ruled (prior to its most recent determination) that 85% of such meetings fees were not subject to 17.5% VAT. The Company appealed HMRC’s most recent determination to the U.K. VAT and Duties Tribunal (the “Tribunal”) and a hearing on the issue was heard by the Tribunal during the last week of January 2007.

The accrual for this loss contingency in the amount of $11,894,967 represented management’s probable estimate of loss based upon the facts and circumstances that existed at the time of filing. Management’s probable estimate of loss was calculated as the difference between its historic rate of 40% of its meetings fees not being subject to 17.5% VAT and its current rate of 85% of its meetings fees not being subject to 17.5% VAT. The Company did not disclose the accrual amount in Note 14 because it determined in accordance with paragraph 9 of SFAS 5 that the accrual for the loss contingency was not significant to the Company’s consolidated financial statements. In addition, in management’s opinion, disclosure of the probable estimate of loss had the potential to prejudice the Company’s appeal to the Tribunal and HMRC’s future determinations as to the percentage of meetings fees not subject to 17.5% VAT. The Company did, however, disclose the fact that in the event the Company’s appeal was unsuccessful, it may incur monetary liability in excess of reserves previously recorded and that its U.K. results of operations may be adversely affected in the future. Based on the information available at that time, the Company concluded it was remote that any loss in excess of the amount accrued would have a significant impact on the Company’s consolidated financial statements.

Weight Watchers International, Inc. – 11 Madison Avenue, 17th Fl., New York, New York 10010 – Phone 212.817-2709 – Fax 212.589-2601

U.S. Securities and Exchange Commission

April 11, 2007

Subsequent to the Company’s filing of its 2006 10-K, on March 8, 2007, the Tribunal allowed the Company’s appeal and rejected HMRC’s determination that from April 1, 2005 Weight Watchers meetings fees in the U.K. should be fully subject to 17.5% VAT. The Tribunal ruled that Weight Watchers meetings in the U.K. are a mixed supply of zero rated printed materials and standard rated support services and thus should only be partially subject to 17.5% VAT, but did not rule with respect to the actual percentage that should be subject to 17.5% VAT. See Weight Watchers (UK) LTD v. The Commissioners for Her Majesty’s Revenue & Customs, (2007) VAT Decision 20038. Although subject to appeal by HMRC, the Tribunal’s decision re-enforces the reasonableness of the Company’s accrual for the loss contingency at fiscal year end.

Given the recent ruling by the Tribunal and subject to any future developments, the Company will update the disclosure to be included as part of the Company’s contingency disclosures in its periodic filings beginning with the Company’s Form 10-Q for the quarter ended March 31, 2007 as follows:

On July 7, 2006, the Company filed an amended notice of appeal with the U.K. VAT and Duties Tribunal (the “Tribunal”) appealing Her Majesty’s Revenue and Customs’ (“HMRC”) ruling that from April 1, 2005 Weight Watchers meetings fees in the U.K. should be fully subject to 17.5% standard rated value added tax, or VAT. For over a decade prior to April 1, 2005, HMRC had determined that Weight Watchers meetings fees in the U.K. were only partially subject to 17.5% VAT. It is the Company’s view that this prior determination by HMRC should remain in effect and this view was further supported on March 8, 2007 when the Tribunal ruled that Weight Watchers meetings in the U.K. should only be partially subject to 17.5% VAT. If HMRC appeals the Tribunal’s ruling and such appeal by HMRC is ultimately successful or if it is determined by HMRC that a lesser proportion of Weight Watchers meetings fees as compared to HMRC’s prior rulings is not subject to 17.5% VAT, we may incur monetary liability in excess of reserves previously recorded and our U.K. results of operations may be adversely affected in the future. However, it is the opinion of management that the ultimate disposition of this matter, to the extent not previously provided for, will not have a material impact on the financial position, results of operations or ongoing cash flows of the Company.

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Weight Watchers International, Inc. – 11 Madison Avenue, 17th Fl., New York, New York 10010 – Phone 212.817-2709 – Fax 212.589-2601

U.S. Securities and Exchange Commission

April 11, 2007

The Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Ann M. Sardini, Chief Financial Officer of the Company, at (212) 589-2709.

Thank you for your assistance in connection with this matter.

Very truly yours,

/s/ Ann M. Sardini
Ann M. Sardini
Chief Financial Officer

cc:	Kyle Moffatt

Dean Suehiro

Jeffrey Fiarman

Weight Watchers International, Inc. – 11 Madison Avenue, 17th Fl., New York, New York 10010 – Phone 212.817-2709 – Fax 212.589-2601